Filed by The Titan Corporation

Subject Company: The Titan Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Registration Statement File No. 001-06035

[TITAN LOGO APPEARS HERE]

Titan Announces Plans to Redeem its Outstanding

Cumulative Convertible Preferred Stock

SAN DIEGO, CA—September 16, 2003 — The Titan Corporation (NYSE: TTN) announced today that it intends to redeem all outstanding shares of its cumulative convertible preferred stock. The redemption is being undertaken in anticipation of the proposed merger announced yesterday between Titan and Lockheed Martin Corporation (NYSE: LMT). Subject to any prior approvals, the convertible preferred shares are redeemable at Titan’s option at a redemption price of $20 per share, plus cumulative dividends in arrears. Titan intends to redeem such shares in advance of the date to be set for the Titan stockholders’ meeting for consideration of the proposed merger between Titan and Lockheed Martin. Titan expects to deliver the requisite notice of redemption to holders of convertible preferred stock as soon as practicable. Shares of Titan’s convertible preferred stock  are listed on the New York Stock Exchange under the symbol “TTN_p” and closed at $16.96 per share on September 15, 2003.

Holders of Titan’s convertible preferred stock also have an existing right to convert each of their shares into 0.781 shares of Titan’s common stock. The right to convert the convertible preferred stock will terminate at the close of business on the date of redemption to be fixed by Titan in the notice of redemption.

As of June 30, 2003, there were 688,029 shares of convertible preferred stock outstanding. To the extent that all of these shares are converted, then approximately 537,350 shares of Titan common stock would be issued. Any shares of convertible preferred stock that are not converted will be redeemed. Titan’s redemption of its outstanding convertible preferred stock is a condition to closing the proposed merger with Lockheed Martin.

About Titan

Headquartered in San Diego, The Titan Corporation is a leading provider of comprehensive information and communications systems solutions and services to the Department of Defense, intelligence agencies, and other federal government customers. As a provider of national security solutions, the company has approximately 11,000 employees.

Where You Can Find More Information

Lockheed Martin and Titan will file with the Securities and Exchange Commission a proxy statement/prospectus and other documents regarding the proposed business combination transaction referred to in the foregoing information. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information. A definitive proxy statement/prospectus will be sent to security holders of Titan seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when they are available) and other documents filed by Lockheed Martin and Titan with the Commission at the Commission’s web site at www.sec.gov. In addition, shareholders and investors may obtain free copies of the documents filed with the SEC by Titan by contacting, The Titan Corporation, 3033 Science Park Rd., San Diego, CA 92121, Attention: Investor Relations. Shareholders and investors may obtain free copies of the documents filed with the SEC by Lockheed Martin by contacting Lockheed Martin Corporation, 6801 Rockledge Drive, Bethesda, MD 20817, Attention: Corporate Secretary.

Titan and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Titan stockholders. Collectively, as of April 4, 2003, the beneficial ownership of the directors and executive officers of Titan was approximately 6.3%. Stockholders may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

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“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release, which are not historical facts, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Examples of such forward-looking statements include the attainment of the requisite consent of lenders and the timing of Titan’s proposed redemption and delivery of notice thereof. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks and uncertainties include risks associated with the proposed merger between Titan and Lockheed Martin and other risks described in the Company’s Securities and Exchange Commission filings.

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Media Contact:

Wil Williams, Vice President Corporate Communications

(858) 552-9724 or wwilliams@titan.com

Investor Relations Contact:

Laura Catalino, Vice President Investor Relations

(858) 552-9400 or invest@titan.com

If you would like to receive press releases via electronic mail,

please contact: invest@titan.com

For more information on The Titan Corporation,

please visit our website at: www.titan.com

or visit Titan’s investor page at: www.titan.com/investor/